Exhibit 99.1

5 December 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Pharma announces confirmation of a €2.6 million EU Grant for further clinical development of MTX110 for the treatment of Diffuse Intrinsic Pontine Glioma, a rare and fatal form of childhood brain cancer

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that it has received confirmation of a €2.6 million EU grant to be used to conduct a ground-breaking clinical study, GlioKIDS, designed to demonstrate the efficacy of MTX110 as a treatment for Diffuse Intrinsic Pontine Glioma ("DIPG"), a rare and fatal form of childhood brain cancer with an average life expectancy of 7 to 9 months.

The grant is under the EU EIC Accelerator SME Instrument and is part of the European Innovation Council (“EIC”) that supports top class innovators and small companies with funding opportunities to establish market-creating innovations that shape new markets and generate jobs, growth and higher standards of living. According to the EU, there are 6000 applications per year, of which 4 to 5% are selected.

The funds are subject to finalisation of the grant agreement currently being prepared with the EU, a process which is anticipated to conclude in early 2020, following which Midatech will look to start the European study, an open label trial of about 20 patients with a one-year treatment period. The grant covers 70% of the expected study costs, with the remainder covered by Midatech.

GlioKIDS will be the first ever clinical trial to use a fully implantable Convection Enhanced Delivery (“CED”) catheter system to allow chronic treatment of brain cancer. Based on pre-clinical research, DIPG tumours are exquisitely sensitive to the anti-cancer actions of MTX110, and CED administration of MTX110 produces concentrations of MTX110 at the tumour site that are more than 100,000 times higher than can be achieved with current treatments. To date there are no approved therapeutic treatments and hundreds of clinical trials have failed in this area.

Orphan Drug Status for this ultra-rare disease was granted for MTX110 in the US this year providing for a potentially more rapid approval process, assistance from regulatory agencies during drug development and the opportunity for market exclusivity following approval.

Commenting Craig Cook, CEO of Midatech, said: “Being selected by the EIC is a major validation of the innovation and value of our MTX110 proposition. These childhood brain tumours are devastating diseases with very limited treatment options and MTX110 has been formulated specifically to overcome the limitations of existing therapies and administration. We look forward to continuing our development of MTX110 as an effective therapy with the potential to make a substantial difference for patients based on its efficacy potential, demonstrated safety, and the ability to exploit novel and alternative routes of administration that provide a ‘direct to tumour’ platform for the broader application of MTX110, for childhood and adult brain cancers.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About MTX110

MTX110 Powder for Concentrate for Solution for Infusion is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumor. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (FarydakR) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.  MTX110 takes the known active HDACi panobinostat (which is available in oral form only), and solubilises it into liquid form using Midatech's MidaSolve technology. This increases available routes of administration for panobinostat and is essential because the drug does not cross the blood-brain barrier effectively when given orally. MTX110 can therefore be delivered directly to a patient's tumour via a catheter system (Convection Enhanced Delivery, or "CED"), infused into and around the tumour under pressure, thereby bypassing the blood-brain barrier. This technique allows for high drug concentrations to be delivered to the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most effective of 83 anticancer agents tested in several patient DIPG cell lines.

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the potential treatment options for MTX110 and the development of the programme.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.